Exhibit 99.121

Consent of Counsel

We, as counsel to SolarBank Corporation (the "Corporation"), hereby consent to the use of and reference to our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", and the references to our firm name on the face page and under the headings "Legal Matters" and "Interest of Experts", in the Prospectus Supplement of the Corporation dated June 29, 2023 to the Final Short Form Base Shelf Prospectus dated May 2, 2023 of the Corporation, filed as Exhibit 99.52 to the Registration Statement on Form 40-F of the Corporation for the registration of its common shares.

Vancouver, British Columbia
February 27, 2024

DLA Piper (Canada) LLP